EXHIBIT 99.1

Centerra Gold Announces Executive Changes

TORONTO, March 04, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces the appointment of David Hendriks as Executive Vice President and Chief Operating Officer, effective April 15, 2025. Paul Chawrun, Executive Vice President and Chief Operating Officer, will be leaving the Company on March 31, 2025.

President and CEO, Paul Tomory, commented, “Paul has made a significant contribution to Centerra since joining in 2022. He was committed to delivering safe and consistent operating results and led the implementation of the Mount Milligan site optimization program. On behalf of Centerra’s Board and leadership team, I would like to thank Paul for his hard work and dedication.”

“I am pleased to welcome David Hendriks as our new Chief Operating Officer. With a proven track record of leadership and operational excellence, he brings valuable expertise that will help drive Centerra’s continued success. As we remain focused on delivering strong operational results, enhancing efficiencies, and driving sustainable growth, David’s leadership will be instrumental in achieving these goals.”

Mr. Hendriks is a seasoned mining executive with over 30 years of industry experience and has held leadership roles at Calibre Mining and Kinross Gold. Most recently, as Senior Vice President of Nicaraguan Operations at Calibre Mining, he oversaw multi-site operations, drove production growth, and advanced sustainability initiatives. Prior to that he held senior leadership positions at Kinross Gold, managing large-scale gold mining operations in Nevada and Mauritania. David holds a Bachelor of Science in Mine Engineering from Queen’s University.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.